April 21, 2011

Sent Via Federal Express;

Also Submitted Electronically

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Linda Cvrkel, Branch Chief
Ms. Claire Erlanger

Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for the year ended December 31, 2010
File No. 001-05647

Dear Ms. Cvrkel and Ms. Erlanger:

We received and have carefully reviewed your letter of April 8, 2011, which furnished us with comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. The following are our responses to the comments in your letter of April 8, 2011. We have organized our responses so that they appear in the order and format that you used in your April 8 letter. For your convenience, we have included the text of your comments as well as the Company’s responses.

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Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis

– Results of Operations 2010 Compared to 2009

– Domestic Segment, page 28

1.

Comment: We note your disclosure that Mattel Girls & Boys Brands US segment income increased 40% to $409.4 million in 2010 from $293.4 million in 2009, driven primarily by higher sales volume and higher gross margins, partially offset by higher advertising and promotion expenses. Please revise future filings to further explain the

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April 21, 2011

reason why the gross margin increased in 2010, and to discuss the change in the cost of sales amounts between periods. Because margins are impacted by both net sales and cost of sales, we believe separate discussion of cost of sales results is appropriate. Please revise your discussion related to each segment accordingly.

Response: In future filings, our segment disclosures will include a discussion of drivers for gross margin fluctuations and a separate discussion of cost of sales changes.

Notes to the Financial Statements

Note 6. Employee Benefit Plans

– Incentive Compensation Plans, page 75

2.	Comment: We note that during 2010, 2009 and 2008 Mattel granted performance RSUs to officers and certain employees providing services to Mattel under a long-term incentive program. We further note that 1.3 million shares were earned relating to the performance-related component and .7 million shares were earned relating to the market-related component, resulting in a total of 2.0 million shares that vest in February 2011. Please tell us if you will recognize any additional compensation expense at the time the shares vest in February 2011 or if you have recognized all compensation expense as of December 31, 2011 [sic]. Also, in light of the disclosure that units may become payable at the end of the performance period (December 31, 2010), please tell us why the shares do not vest until February 2011.

Response: All compensation expense was recognized as of December 31, 2010 and we did not recognize additional compensation expense in 2011 related to the performance-based RSUs. Although units were payable at the end of the performance period, pursuant to the grant agreement, the Compensation Committee of the Board of Directors was required to formally approve the results prior to vesting and distribution. This was accomplished at our February 2, 2011 Compensation Committee meeting, resulting in the shares vesting and being distributed on February 9, 2011.

For employees who were retirement eligible at December 31, 2010 (attained at least 55 years of age and provided at least 5 years of service), shares were earned for accounting purposes and expense was appropriately fully recognized, at the end of the performance period (December 31, 2010) because there was no further service requirement. For employees who were not retirement eligible at December 31, 2010, vesting of shares occurred on the distribution date (February 9, 2011) because they were required to be employed on the date of distribution. More than half of the vested shares under the long-term incentive program accrued to retirement eligible employees at the end of the performance period.

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April 21, 2011

Due to our desire to match compensation expense with the performance period, and the immateriality of spreading expense beyond the performance period for the employees with service requirements through the date of vesting in February 2011, we recognized all of the expense as of December 31, 2010. The amount of expense accelerated into 2010 was approximately $1 million.

Note 7. Seasonal Financing and Debt

– Seasonal Financing, page 76

3.	Comment: We note your disclosure that on March 23, 2009 you amended and restated the domestic unsecured committed revolving credit facility to among other things, extend the maturity date of the credit facility, reduce aggregate commitments under the facility, add an interest rate floor and increase the applicable interest rate margins. Please explain to us and revise future filings to disclose how you accounted for this modification in accordance with ASC 470-50-40.

Response: We accounted for the March 23, 2009 modification of our revolving credit facility consistent with ASC 470-50-40-21. The borrowing capacity of the 2009 revolving credit facility when it was first renewed was $880 million for an additional three years, which was higher than the borrowing capacity of the 2005 revolving credit facility of $1.3 billion with only one year remaining. At the time of the renewal, the unamortized deferred costs relating to the 2005 credit facility were less than $1 million.

We compared the product of the remaining term and the maximum available credit under the 2005 credit facility with the borrowing capacity of the 2009 credit facility by creditor. We wrote off a portion of the unamortized deferred costs from the 2005 credit facility in proportion to the reduction of the borrowing capacity provided by creditors who elected not to participate in the new facility, or reduced their total borrowing capacity. We then deferred the remaining unamortized deferred costs relating to the 2005 credit facility and borrowing costs from the 2009 revolving credit facility, and amortized the sum over the new term of 3 years.

In future filings, our Seasonal Financing and Debt disclosures will include a discussion of how we accounted for modifications to our domestic unsecured committed revolving credit facility.

Note 12. Fair Value Measurements, page 86

4.

Comment: We note from the statement of cash flows and your disclosure in Note 2 that during 2010 you had asset impairments such as an $8 million impairment charge to amortizable intangible assets. In future filings, please revise Note 12 to include the disclosures required by ASC 820-10-50-5 for all assets and liabilities that are measured at

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April 21, 2011

fair value on a non-recurring basis, such as the assets for which you recorded an impairment charge. These disclosures include:

•	The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using any of the following:

1.	Quoted prices in active markets for the identical assets or liabilities (Level 1)

2.	Significant other observable inputs (Level 2)

3.	Significant unobservable inputs (Level 3)

•	For fair value measurements using significant unobservable inputs (Level 3), a description of the inputs and the information used to develop the inputs

•

The inputs and valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) and related inputs used to measure similar assets and/or liabilities in prior periods.

Response: In future filings, if material, we will include additional disclosures required by ASC 820-10-50-5 for assets and liabilities measured at fair value on a non-recurring basis.

Note 14. Commitments and Contingencies, page 88

5.	Comment: We note your disclosure that certain leases contain provisions for additional rental payments based on a percentage of the sales of each store after reaching certain sales benchmarks and that this contingent rental expense is recorded in the period in which the contingent event becomes probable. Please revise future filings to disclose the amount of contingent rental expense recognized in each year for which an income statement is presented. See ASC 840-20-50.

Response: We recognize contingent rental expense in the period in which the contingent rent is probable. We have not disclosed the amount of contingent rental expense in the past because the amounts are not material to our financial statements (less than $2 million each year in 2008, 2009, and 2010). If contingent rental expense becomes significant in future periods, we will disclose the amounts in future filings or if the amount is not material, we will disclose that it is not material.

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In connection with our response to your comments on our filing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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April 21, 2011

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with Rule 101(a)(3) of Regulation S-T, we have also submitted this letter in electronic form, under the label “corresp.” Please acknowledge receipt of this letter by date-stamping the enclosed receipt copy and returning it in the enclosed return envelope. Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer

cc:	Robert A. Eckert, Chairman and Chief Executive Officer
Bryan Stockton, Chief Operating Officer
Robert Normile, Executive Vice President, Chief Legal Officer and Secretary